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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PLANETCAD INC.
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                            (Name of Subject Company)

                                 PLANETCAD INC.
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                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   72704Y 10 3
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                      (CUSIP Number of Class of Securities)

                                 David Hushbeck
                      President and Chief Executive Officer
                                 PlanetCAD Inc.
                           2520 55th Street, Suite 200
                             Boulder, Colorado 80301
                                 (303) 209-9100
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications On Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                              Whitney Holmes, Esq.
                             Hogan & Hartson L.L.P.
                          One Tabor Center, Suite 1500
                             1200 Seventeenth Street
                             Denver, Colorado 80202
                                 (303) 899-7300

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 PLANETCAD INC.
                           2520 55TH STREET, SUITE 200
                             BOULDER, COLORADO 80301


                                  March 1, 2002

Eric A. Weissmann
President
PCD Investments LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302

     RE:  LETTER DATED FEBRUARY 27, 2002

Dear Mr. Weissmann:

     Thank you for your letter dated February 27. Please note that our inability to convene a meeting within the timeframe you requested resulted from the extreme brevity of your timeframe. Please be assured that, as our largest stockholder at this time, we are always interested in talking to you in a non-coercive, open atmosphere to listen to any reasonable proposal with respect to PlanetCAD and its business prospects. To that end, we again invite you to meet with us on March 6th, the date of our next Board of Directors meeting and the first day that our financial advisor can be available to hear your proposal. Waiting three business days to have a meaningful discussion does not seem unreasonable to us. In the meantime, and in an effort to focus the discussions, we have attached a detailed list of questions that would need to be answered satisfactorily before the Board could reach a decision whether it would be appropriate to begin negotiating any transaction proposed by PCD Investments. We look forward to our discussions with you, as we would with any large stockholder.

     Several statements in your letter reflect your lack of knowledge of our situation and the internal discussions at PlanetCAD. That lack of understanding is to be expected because you have not taken any opportunity to openly discuss your plans with the Company. For example, instead of approaching PlanetCAD directly, PCD Investments quietly accumulated shares in the open market for as long as it could without public disclosure. That approach naturally raises concerns that PCD Investments and its principals may merely be seeking a quick return on a modest investment, or, worse, seeking to use the Company's own funds to buy out its existing stockholders and keep the remaining assets for PCD Investments' own profit. As a consequence, without any substantive description from PCD Investments of your plans for PlanetCAD, we must be cognizant of the substantial threat your offer may represent and must be prepared to act in the best interests of our long-term, and short-term, stockholders and our other constituencies including our employees and customers.
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Eric A. Weissmann
March 1, 2002
Page 2

     In that regard, you should also be aware that your approach to proposing a transaction has raised questions with our employees and customers and has significantly disrupted our business. Your failure to provide us with any substantive, detailed information about your plans for PlanetCAD has placed PlanetCAD in a very awkward position with its customers, which may adversely affect our business. Moreover, our employees are in the unsettling position of not knowing what their company's future holds if you take over. These disruptions pose a substantial threat to our ongoing business and our stockholders' equity value. Without that information, we are not in any position to negotiate as you suggest because we cannot determine if your offer has any merit. Consequently, PlanetCAD's Board of Directors has been considering appropriate defensive measures which would protect our existing business strategy as well as protect the interests of our long- and short-term stockholders, employees and customers. Since PlanetCAD is not currently for sale, if you are unwilling to meet with us as proposed above and present a detailed plan for PlanetCAD that we can study and consider in an appropriate fashion, we will be compelled to take steps that will allow us to continue with our strategic business plan without the expense and distractions represented by your proposal.

     As we mentioned in our prior letter, we believe that meaningful discussions rather than intermittent correspondence will result in a more rapid resolution to this matter. We therefore feel that it would be fruitless to meet prior to the time that our entire board and our financial advisor could be present to understand your plans for PlanetCAD and your valuation of its capital stock. We look forward to hearing from you.


                                        Sincerely,

                                        /s/ Eugene J. Fischer

                                        Eugene J. Fischer
                                        Chairman of the Board of Directors


cc:  Whitney Holmes, Hogan & Hartson L.L.P.
     Frederick H. Alexander, Morris, Nichols, Arsht & Tunnell

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                            QUESTIONS FOR DISCUSSION

ACQUISITION FINANCING AND STRUCTURE

     1. How does PCD investments plan to finance the acquisition of the shares of PlanetCAD? Do you plan to use PlanetCAD's own cash, as the principals of PCD Investments have previously stated?

     2. How does NewCo plan to raise additional funding in this very tight capital market?

     3.   What do you expect the dilution factor to be with this fund raising?

     4. What will be the debt/equity structure of NewCo immediately before and after the transaction?

     5. How will preferred stockholders in Newco receive a return from their investment (I.E., is there an exit strategy contemplated)?

     6. How did you determine the $.30/share consideration, 5M common share allocation in NewCo? Did you receive advice from a financial advisor in determining your offer?

     7. How do you expect our Board of Directors to support a transaction that results in our stockholders receiving less than the book value of our cash and assets?

OPERATIONAL/BUSINESS PLAN

     1.   What is your specific business strategy for the PQA product line?

     2. What is your specific business strategy for the SCS/ENVOY product line?

     3. Are there any plans to liquidate or dispose of any current PlanetCAD assets? If so, please provide specific details.

     4.   Regarding your plans with the Supply Chain Company:

          o    What is the name of the Company and who are its principals?

          o    What is the Company/PlanetCAD strategy?

          o    What is their current strategy, market, product focus, etc.?

          o    Please provide historical and projected financial statements.

          o Please provide an understanding of their technology, market position, competitive landscape, and current organizational structure.

     5. Please provide specifics of the intended partnership and strategic relationship between NewCo and industry leaders that will overcome what you perceive to be PlanetCAD's distribution obstacles?

     6. How will NewCo maintain and use PlanetCAD's very strong customer relationships going forward?

     7. What are your specific business strategies for marketing, sales, services, and customer support?

ORGANIZATION AND BOARD STRUCTURE

     1.   Please provide resumes for proposed new Board and Management members.

     2. What are the specific roles and responsibilities expected to be for Gary Jacobs and Eric Weissmann in NewCo?

     3.   Please provide expected organization and staffing details for NewCo.

     4. How will NewCo maintain supply chain and CAD industry expertise going forward?

     5. What are the plans for employee benefits (E.G., salary changes, health care, stock options, 401(k) and employee stock purchase plans)?

     6. What are the transition plans, including employee retention and transition compensation?


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IMPORTANT NOTICE: PlanetCAD security holders are advised to read PlanetCAD's solicitation/recommendation statement to be filed with the Securities and Exchange Commission on Schedule 14D-9 when it becomes available because it will contain important information. PlanetCAD security holders and other investors will be able to obtain PlanetCAD's solicitation/ recommendation statement when it becomes available and currently are able to obtain other filed documents of PlanetCAD for free at the SEC's web site, http://www.sec.gov. Also, PlanetCAD will send security holders and investors, upon request, free copies of any and all documents that it may file in the current fiscal year in response to the requirements of Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934. Any such request should specify which documents are sought and should be directed to Ms. Joy Godesiabois, Chief Financial Officer, PlanetCAD Inc., 2520 55th Street, Suite 200, Boulder, Colorado 80301; telephone, (303) 209-9100 and facsimile, (303) 209-9200.